EFES

SEC
Mail Processing
Section

FEB 01 2008

Washington, DC
101

File: 082-04144

08000526

January 28, 2008

Re: Rule 12g3-2(b) – Submission by ~~Anadolu Efes~~ Erciyas Biracılık ve Malt Sanayii A.Ş.

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

SUPPL

Attention: Division of International Corporate Finance

Ladies and Gentlemen:

Reference is made to the above-reference exemption pursuant to Rule 12g3-2(b) (the "**Rule**") under the Securities Exchange Act of 1934, as amended (the "**Act**"), granted previously to Anadolu Efes Biracılık ve Malt Sanayii A.Ş. I hereby transmit to you, in accordance with the provisions of Rule 12g3-2(b)(4) of the Act, a general release by Anadolu Efes Biracılık ve Malt Sanayii A.Ş. regarding the decision of its subsidiary Efes Breweries International ('EBI') to collaborate with Heineken in the certain markets.

As stated in paragraph (5) of the Rule, the Company understands that its furnishing the Securities and Exchange Commission with the information set forth above and the documents being transmitted herewith pursuant to the Rule shall not constitute an admission for any purpose that the Company is subject to the provisions of the Act.

Please contact the undersigned in connection with any of the points discussed in this letter.

Very truly yours,

Hurşit Zorlu
Chief Financial Officer
Anadolu Efes Biracılık ve Malt Sanayii A.Ş.

PROCESSED
FEB 06 2008
THOMSON
FINANCIAL

dw 2/5

ANADOLU GRUBU

ANADOLU EFES BİRACILIK VE MALT SANAYİİ A.Ş.
Esentepe Mah. Anadolu Cad. No.3 Kartal 34870 İstanbul
Tel: (0 216) 586 80 00 Faks: (0 216) 306 25 17

EBI AND HEINEKEN TO ESTABLISH A JV FOR UZBEKISTAN AND INTEND TO COLLABORATE IN KAZAKHSTAN AND SERBIA

Efes Breweries International N.V. ("EBI"), 70% subsidiary of Anadolu Efes, today announced that EBI and Heineken International B.V. ("Heineken") signed an agreement to establish a Joint Venture ("JV") to jointly invest in the Uzbek beer market through acquisition of breweries.

Accordingly EBI and Heineken will have 60% and 40% shares in the JV, respectively, whereas EBI will also have the management control.

Uzbekistan has an estimated 2007 population of 27 million where the beer market is estimated to have grown by 27% on a compounded annual basis between 2001 and 2007. However the current per capita beer consumption is estimated to be only 11 liters. Currently neither EBI nor Heineken have beer production in Uzbekistan.

In addition EBI and Heineken also announced their intention to collaborate in the Kazakh and Serbian beer markets.

Currently EBI is the second largest brewer in Kazakhstan with 25% market share and operates two breweries with an aggregate annual brewing capacity of 2.1 million hectoliters ("mhl"). Heineken is the 5th largest brewer in the market with 5% market share and currently has 0.4 mhl annual brewing capacity. The collaboration entails the restructuring of the operations in Kazakhstan following which EBI is planned to have 72% of the combined businesses of EBI and Heineken in Kazakhstan as well as the management control whereas Heineken is planned to own 28% share.

In Serbia EBI is currently is the 3rd largest brewer in the market with 10% market share and its two breweries has a total annual brewing capacity of 1.4 mhl. On December 5th 2007, Heineken announced that it intends to acquire the Rodic Brewery ("Rodic") in Serbia which is the 4th largest brewer in the market with 7% market share and an annual brewing capacity of 1.5 mhl. Similarly, as per the intended collaboration, the restructuring of the operations in Serbia is planned to lead to Heineken having 72% of the combined businesses of EBI and Heineken in Serbia as well as the management control whereas EBI is planned to own 28% share.

Related due diligence processes is about to start in both markets. The transactions in Kazakhstan and Serbia are subject to related due diligence, corporate and regulatory approvals.

"We are very excited to access the dynamic Uzbek market with Heineken as a strong ally. We believe this structure will enable us to best capitalize on the future growth potential of the Uzbek market" said Mr. Alejandro Jimenez, Efes Beer Group President. Mr. Jimenez also added "We are also happy to set-up a structure whereby we will command a much stronger competitive position in Kazakhstan and Serbia. "

Nico Nusmeier, Regional President Central and Eastern Europe, Heineken N.V., commented: "We are delighted to join forces with such a strong business partner as EBI. With the combined resources, skills and brands of our two businesses, we believe that we will be able to drive stronger, faster growth than would be possible separately. From a strategic Heineken perspective, this deal also leaves us well positioned to achieve leadership positions in three fast growing Central and Eastern European beer markets."

No further details are disclosed at this stage.

All market share information is as of November 2007 as reported by AC Nielsen.

END

For further information regarding Efes Beverage Group, please visit our website at http://www.anadoluefes.com/ or you may contact;

Mr. Hurşit Zorlu
(Chief Financial Officer)
tel: 90 216 586 80 32
facsimile: 90 216 389 58 63
e-mail: hursit.zorlu@efespilsen.com.tr

Mr. Orhun Köstem
(Corporate Finance and Investor Relations Director)
tel: 90 216 586 80 38
facsimile: 90 216 389 58 63
e-mail: orhun.kostem@efespilsen.com.tr

Mrs. Çiçek Uşaklıgil
(Investor Relations Manager)
tel: 90 216 586 80 37
facsimile: 90 216 389 58 63
e-mail: cicek.usakligil@efespilsen.com.tr